Bausch & Lomb Incorporated

Exhibit 12

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(Dollar Amounts In Millions)

	December 30, 2000	December 25, 1999
Earnings from continuing operaitons before provision for income taxes and minority interests	$160.7	$185.0

Fixed charges	70.1	90.3

Capitalized interest, net of current period amortization	0.2	0.2

Total earnings as adjusted	$231.0	$275.5

Fixed charges: Interest (including interest expense and capitalized interest)	$68.4	$88.3

Portion of rents representative of the interest factor	1.7	$2.0

Total fixed charges	$70.1	$90.3

Ratio of earnings to fixed charges	3.3	3.1